September 9, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Derby

Re:	Glory Star new Media Group Holdings Limited
Registration Statement on Form F-3 (No. 333-248554)
Request for Acceleration
	Requested Date:	September 14, 2020
	Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

Glory Star new Media Group Holdings Limited hereby requests that the effective date of its Registration Statement on Form F-3 (File No. 333-248554) be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on September 14, 2020, or as soon thereafter as practicable.

If you have any questions regarding this request, please call our counsel John P. Yung of Lewis Brisbois at (916) 646-8288.

Very Truly Yours,
Glory Star new Media Group Holdings Limited

/s/ Zhang Bing
Zhang Bing,
Chief Executive Officer